Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Registration No: 333-254260

Date: April 26, 2021

BESPOKE CAPITAL PROVIDES UPDATE ON PROPOSED COMBINATION WITH VINTAGE WINE ESTATES

BCAC Shareholder Meeting to be held on May 6, 2021 to Approve Transaction

Toronto, ON and Santa Rosa, CA – April 26, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) provided an update on progress toward completing its business combination with Vintage Wine Estates (“VWE”).

Recent $100 Million Common Stock Investment from Wasatch Global Investors

Funds managed by Wasatch agreed last week to increase their investment in Bespoke. On Friday, April 23, Bespoke was pleased to announce an additional $100 million investment at $10.00 per share. Bespoke believes the investment represents a strong endorsement of the VWE combination. This cornerstone investment provides the combined BCAC-VWE company with significant incremental capital to support its growth strategy.

BCAC Shareholder Meeting on May 6, 2021

Three important resolutions have been put forward for BCAC shareholders to approve at the upcoming May 6th shareholder meeting:

1)	Approval of extension of the permitted investment timeline to July 30, 2021.

2)	Approval of the transaction with VWE.

3)	Approval of the redomestication of BCAC from British Columbia to Nevada.

Voting on these measures will not adversely affect other BCAC shareholder rights, including rights to cause BCAC to redeem their shares later or affect the BCAC warrants. However, the failure to approve these measures could adversely affect the proposed VWE combination and may result in BCAC being wound-up and the BCAC warrants expiring worthless. A vote in favor of the resolutions will seek to preserve the value of the BCAC warrants.

Accordingly, the BCAC Board of Directors urges shareholders of record as of March 31, 2021, the record date for the meeting, to vote FOR each of the resolutions.

If BCAC’s registration statement is not declared effective by the SEC prior to May 6, 2021, BCAC expects to seek to approve the extension resolution at the meeting, but may adjourn or postpone the votes on approval of the transaction and redomestication to comply with SEC requirements.

BCAC’s Reasons for the Recommendation

The BCAC Board of Directors believes that the proposed combination with VWE presents a compelling investment opportunity. In reaching its recommendation that BCAC shareholders vote in favor of the resolutions, the BCAC Board of Directors considered a number of factors, including:

•	Industry Tailwinds – The wine industry in which VWE operates is very large, fragmented and enduring, with a growing addressable market of over $50 billion in the United States alone.

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Strong Management – The VWE management team has a focused approach to cost control, strong innovation capabilities, a powerful and diversified distribution capability, strong sales and marketing, and a high-quality portfolio of brands.

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Remarkable Historical Growth and Prospects for Future Financial Performance – VWE’s net revenue CAGR and Adjusted EBITDA CAGR have each exceeded 20% since 2010. This success has been driven by a combination of organic growth, new product innovation and over 20 successfully integrated acquisitions.

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M&A Strategy – VWE has historically been a consistent, serial consolidator. VWE has successfully acquired 20 wineries in the past 10 years and believes that U.S. wine industry conditions are increasingly positive for synergistic acquisitions.

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Valuation – BCAC believes that the transaction is very attractively valued for shareholders at 11.9x EV/Adjusted EBITDA FY22 of $63 million and FY22 P/E of 22.7x (including acquisitions) and that the transaction represents a discount to comparable listed companies.

Redemption Rights

Holders of Class A Restricted Voting Shares of BCAC have a right to redeem their shares prior to 4:00 p.m. (EDT) on May 3, 2021 in connection with the vote to approve an extension of the permitted timeline to complete the qualifying acquisition. BCAC has agreed that it will allow any shareholder who previously submitted a redemption request to revoke their redemption until the redemption deadline. BCAC estimates that each Class A Restricted Voting Share so redeemed will be redeemed for approximately $10.11.

In addition to this right, holders of Class A Restricted Voting Shares will also have a second redemption right that will extend for not less than 21 days after the final prospectus is filed with Canadian regulators and BCAC’s registration statement is declared effective by the SEC.

Accordingly, shareholders should be aware that they will have a second opportunity to redeem their Class A Restricted Voting Shares prior to the completion of the transaction if they choose not to redeem at this time.

Forward-Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction, the shareholder meeting and its business, estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.

E-mail sent by Bespoke Capital Acquisition Corp. to stockholders on April 26, 2021:

We think the ISS analysis was superficial, and its conclusion wrong. In our view, the report demonstrates a lack of understanding of the transaction and the deSPAC process. To be fair, however, ISS didn’t have some more recent information that we think further underscores why BCAC shareholders should support the proposed VWE transaction. This information includes the $100m common equity investment by Wasatch at $10.00 per share, positive independent research reports, the Duckhorn IPO and other factors that further demonstrate, in our view, a compelling valuation.

Thanks for your support and we would be very grateful if you would vote your shares in favor of all three resolutions.

Summary of review of ISS report:

•	We strongly believe the ISS conclusion is wrong

•	The ISS analysis was superficial, it contains a number of errors and it demonstrates a lack of understanding of SPACs

•	It also fails to properly recognize the most important element: attractive valuation. The best pure comparable, Duckhorn, trades at a c. 50% premium to BCAC/VWE

•	The ISS report also didn’t have some more recent information that we think further underscores why BCAC shareholders should support the proposed VWE transaction. This information includes:

•	the $100m common equity investment by Wasatch at $10.00 per share. We consider this a strong independent endorsement from a sophisticated successful long-term institutional investor

•	positive independent research reports (with a buy recommendation)

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the Duckhorn IPO and subsequent trading valuation. Duckhorn is VWE’s most relevant listed comparable and VWE is priced at 11.9x EV/EBITDA FY22 compared to 21.3x for Duckhorn, despite an EBITDA growth rate of 24% for VWE v 9.3% for Duckhorn

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In addition, BCAC and VWE insiders are subject to an 18-month lock up period post-closing, which we believe demonstrates the insiders’ conviction in the long-term prospects of the company and provides additional alignment with other shareholders; vast majority of other SPACs have shorter lockups

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VWE insiders, lead by CEO Pat Roney, are rolling over into the combined BCAC/VWE business their entire ownership position, strongly suggesting a belief in the future of the business and its share price

•	Our Board’s unanimous recommendation is for shareholders to vote in favor of all three resolutions

Detailed Review of ISS Report:

1.	New / recent information that was not included in the ISS report

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VWE/ BCAC announced a $100m PIPE on Friday 23rd April from Wasatch Global Investors, a sophisticated long-term institutional investor. The investment was made in common equity of the company at a $10.00 share price. We consider this a strong independent endorsement of the transaction and the attractiveness of the valuation for BCAC shareholders.

•	Independent broker research launched last week with a buy recommendation

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Telsey: “We believe Bespoke has chosen an attractive acquisition target with Vintage Wine” and “Our 12-month price target on BSPE of $15 is based on applying an EV/ EBITDA multiple of 16x to our FY22 EBITDA estimate of $64MM, which represents a ~5% discount to the broad peer group and a ~30% discount to its closest competitor NAPA.IPO and subsequent trading of Duckhorn - a like-for-like comp with materially higher valuation multiples”

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VWE compares favorably to the most relevant wine focused business – Duckhorn –which was listed after the initial announcement of the VWE deal. Despite generating significantly higher growth rates, VWE is priced at a significant valuation discount to Duckhorn. VWE is priced at 11.9x EV/EBITDA FY22 compared to 21.3x for Duckhorn, despite an EBITDA growth rate of 24% v 9.3%

2.	Addressing primary concerns raised in the ISS report

•	Valuation

•	We believe the valuation of the VWE merger is compelling for shareholders, and is independently supported by the research mentioned above and by the very significant recent investment by Wasatch

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VWE’s EV/EBITDA FY22 valuation of 11.9x is also very attractive relative to other comparable companies in US growth alcohol (median multiple of 21.3x) and high growth, consumer captains and consolidators

•	Share price performance and redemption rights; warrants

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The ISS report recommendation seems to apply considerable weight to BCAC’s share price at the time they wrote the report. We believe that a valuation and assessment based on a limited trading history in a volatile market fails to recognize the fundamental benefits of the transaction previously disclosed and VWE’s potential to generate future shareholder value.

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Shareholders will have two opportunities to redeem their shares for cash if they do not believe in the merits of the transaction (on May 3 and later in May – date to be determined based on when our registration statement is declared effective by the SEC). We believe its clear that approving the transaction and having this optionality provides the ability for shareholders to realize significantly greater value than rejecting the transaction

•	For investors that hold both BCAC shares and warrants, we do not believe rejecting the transaction would make sense from an economic standpoint – as the value of the warrants will be nil.

•	Alignment / Investor Interests

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BCAC and VWE insiders are subject to an 18-month lock up period post-closing, which we believe demonstrates the insiders conviction in the long-term prospects of the company. BCAC’s lock up is significantly longer than market practice for SPAC transactions

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We believe Paul Walsh, BCAC’s chairman and future chairman of VWE, is one of the top global CPG executives – bringing over 40 years of experience, of which 13 years were spent as the CEO of Diageo, the world’s largest listed spirits business. His focus with BCAC has been on establishing best practices in corporate governance and seeking merger targets that do the same

•	BCAC agreed to forfeit 1/3 of its founder’s shares and warrants to reduce shareholder dilution and due to our strong believe in VWE’s growth prospects

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5.7m of potential shares to existing VWE shareholders do not vest until trading prices of at least $15 and $20 have been reached – i.e., unless shareholders realize a gain of at least c.50% or 100% on their investment – aligning management’s interests with shareholders

3.	Factual inaccuracies in ISS report

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Some sections appear cut and paste from other reports and are not relevant – For example: “If the Transaction is approved and consummated, the business of Intercure will become the business of Subsversive”

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The analysis and conclusion on page 9 is incorrect as it compares the $686m valuation (from the investor presentation) which is based on the $10 IPO share price, to the estimated value of the cash in trust and implies that at the valuation is not attractive as it is at a premium to the redemption price. The $686m valuation is only for indicative purposes and based on the original IPO price, which is market practice for SPACs. Shareholders should make a decision on whether this valuation is attractive based on company merits and comparable industry valuations. In addition, we also present what trading multiples based on a $12.00 share price in our investor presentation and this still clearly shows that VWE would be trading at a discount to other comparable companies (see valuation section above)

4.	VWE/BCAC Conclusion

•	We believe the ISS analysis is wrong.

•	We believe the combination of VWE and BCAC will be a high quality, well-established and attractively valued business which is positioned to create a lot of value for shareholders over the long term.

We would be happy to discuss further directly and provide any additional information or explanation that may be helpful.

Forward Looking Statements

Some of the statements contained in this email are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction, estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this email, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this email. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR

CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

Financial Projections

Certain of the forecasts referenced above are from analyst research and were not developed by, and are not otherwise attributable to, VWE or BCAC. Investors should review these the projections and analysts reports together with the projections and related disclosure included the Proxy Circular and Canadian Prospectus filed on SEDAR and the Consent Solicitation Statement/Prospectus filed with the SEC.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.